Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated using financial information prepared in accordance with IFRS.

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(in thousands Euros)
Computation of Fixed charges

Interest expense (1)	225,035	239,991	284,117	200,562	49,660
Add: Interest capitalized	5,153	9,131	7,344	7,612	2,399
Add: Estimated rental expense	8,753	6,955	6,799	3,610	1,927
Add: Preference security dividend requirement	1,307	1,307	0	0	0

Total Fixed Charges	238,941	256,077	298,260	211,784	53,986

Computation of Earnings

Profit / (loss) before tax from continuing operations before share of profit or loss of associates	596,262	498,701	389,355	81,087	158,663
Add: Fixed charges	238,941	256,077	298,260	211,784	53,986
Less: Preference security dividend requirement	(1,307)	(1,307)	0	0	0

Total earnings	835,203	754,778	687,615	292,871	212,649

Ratio of earnings to fixed charges	3.4954	2.9475	2.3054	1.3829	3.9390

(1) Includes amortized premiums, discounts and capitalized expenses related to indebtedness

(2) Imputed interest on operating leases is estimated to be 10% of rent expense